California First Leasing Corporation ‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗	CONTACT: S. Leslie Jewett (949) 255-0500 ljewett@calfirstlease.com

CALIFORNIA FIRST LEASING CORPORATION ANNOUNCES FINAL RESULTS OF TENDER OFFER

NEWPORT BEACH, CALIFORNIA, December 7, 2023 -- California First Leasing Corporation (the “Company” or “CalFirst Lease”, OTCQX: CFNB) today announced the final results of its tender offer to purchase shares of its common stock for cash at a price per share of $16.50, which expired at 5:00 p.m., New York City time on Monday, December 4, 2023.

Based on the final count by Computershare Trust Company, N.A, the depositary for the tender offer, the tender offer was oversubscribed and a total of 575,537 shares of CalFirst Leasing’s common stock, $0.01 par value per share (“Common Stock”), were properly tendered and not properly withdrawn.

CalFirst Lease has accepted for purchase a total of 394,069 shares of Common Stock on a pro rata basis,  except for tenders of odd lots, which were accepted in full. At a price of $16.50 per share, the aggregate cost is approximately $6,502,139 excluding fees and expenses relating to the tender offer. The 394,069 shares that the Company accepted for purchase represent approximately 4.1% of the Company’s Common Stock outstanding as of December 4, 2023. The Company has been informed by the depositary that the final proration factor for the tender offer is approximately 68.4 percent.

The depositary will promptly pay for the shares accepted for purchase in accordance with the terms and conditions of the offer, and return of all other shares tendered and not purchased.

The information in this release is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell shares of CalFirst Lease Common Stock. The tender offer was made only pursuant to the offer to purchase dated October 23, 2023 and the related documents that were filed with the Securities and Exchange Commission (the “SEC”). Stockholders who have questions or would like additional information about the tender offer may contact the information agent, Georgeson LLC, at (800) 509-0957. In addition, all of the materials and all other offer documents filed are available at no charge on the SEC’s website at www.sec.gov.

California First Leasing Corporation registered as an internally managed non-diversified closed-end investment company under the Investment Company Act of 1940, as amended, in February 2022. The Company continues its lease business while using equity and other investments to maximize current income and generate capital appreciation.

This release contains forward-looking statements, such as references to the payment for shares of Common Stock pursuant to the tender offer. These statements, including their underlying assumptions, are subject to risk and uncertainties and are not guarantees of future performance. Results may differ due to various factors. For further details of these risks, you should read our filings with the SEC, including our Schedule TO and other documents which have been filed with the SEC.

The statements presented in this release speak only as of the date of the release. Except as otherwise required by applicable law, the Company does not undertake any obligation to publicly update its forward-looking statements based on events or circumstances after the date hereof.

5000 Birch Street, Suite 500, Newport Beach, California 92660

Phone: 800-496-4640    949-255-0500    www.calfirstlease.com